Exhibit 4.1

DESCRIPTION OF OUR COMMON STOCK

General

Our articles of incorporation authorize the issuance of 10,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, with a par value, if any, to be fixed by the board of directors. As of March 11, 2024, we had 3,138,976 shares of common stock outstanding. No shares of preferred stock are outstanding.

Common Stock

Voting Rights. The holders of common stock possess exclusive voting rights in ICC Holdings, Inc., except if and to the extent shares of preferred stock issued in the future have voting rights. Each holder of shares of common stock is entitled to one vote for each share held of record on all matters submitted to a vote of holders of shares of common stock. See “Restrictions on Acquisition of ICC Holdings, Inc. - Antitakeover Provisions of Our Articles of Incorporation and Bylaws.” Shareholders are not entitled to cumulate their votes for the election of directors.

Dividends. Under the Pennsylvania Business Corporation Law, we may only pay dividends if solvent and if payment of such dividend would not render us insolvent. Funds for the payment of dividends initially must come from either proceeds of this offering retained by us or dividends paid to us by Illinois Casualty Company. Therefore, the restrictions on Illinois Casualty Company’s ability to pay dividends affect our ability to pay dividends.

Transfer. Shares of common stock are freely transferable except for shares held by affiliates. Shares issued to our directors and officers in the offering will be restricted as to transfer for a period of six months from the effective date of the offering. Generally, shares held by affiliates must be transferred in accordance with the requirements of Rule 144 of the Securities Act of 1933.

Liquidation. In the event of any liquidation, dissolution or winding up of Illinois Casualty Company, ICC Holdings, Inc., as holder of all the capital stock of Illinois Casualty Company, would be entitled to receive all assets of Illinois Casualty Company after payment of all debts and liabilities. In the event of a liquidation, dissolution or winding up of ICC Holdings, Inc., each holder of shares of common stock would be entitled to receive a portion of the Company’s assets, after payment of all the Company’s debts and liabilities. If any preferred stock is issued, the holders thereof are likely to have a priority in liquidation or dissolution over the holders of the common stock.

Other Characteristics. Holders of the common stock do not have preemptive rights under our articles of incorporation, bylaws, or Pennsylvania law with respect to any additional shares of common stock that may be issued. The common stock is not subject to call for redemption.

Preferred Stock

None of the 1,000,000 shares of preferred stock that our board has authorized is outstanding. Under our articles of incorporation, the board of directors is authorized, without shareholder approval, to issue preferred stock or rights to acquire preferred stock, and to fix and state the par value, voting powers, number, designations, preferences, or other special rights of such shares or rights, and the qualifications, limitations, and restrictions applicable to any such series of preferred stock. The preferred stock may rank prior to the common stock as to dividend rights or liquidation preferences, or both, and may have full or limited voting rights.

Restrictions on Acquisition of ICC Holdings, Inc.

The articles of incorporation and bylaws contain provisions that are intended to encourage potential acquirers to negotiate directly with our board of directors, but which also may deter a non-negotiated tender or exchange offer for our stock or a proxy contest for control of ICC Holdings, Inc. Certain provisions of Pennsylvania law also may discourage non-negotiated takeover attempts or proxy contests.

All of these provisions may serve to entrench existing management. These provisions also may deter institutional interest in and ownership of our stock, and accordingly, may depress the market price for, and liquidity of, the common stock.

Following is a description of these provisions and the purpose and possible effects of these provisions. We do not presently intend to propose additional antitakeover provisions for our articles of incorporation or bylaws. Because of the possible adverse effect these provisions may have on shareholders, this discussion should be read carefully.

Antitakeover Provisions of Our Articles of Incorporation and Bylaws and under Pennsylvania Law

1. Prohibition of Ownership and Voting of Shares in Excess of 10%. Our articles of incorporation impose limitations upon the ability of certain shareholders and groups of shareholders to acquire or vote shares of our stock. The articles of incorporation prohibit any person (whether an individual, company or a group acting in concert, as defined) from acquiring voting control, as defined. Voting control is generally defined as the beneficial ownership at any time of shares with more than 10% of the total voting power of the outstanding stock of ICC Holdings, Inc. These provisions would not apply to the purchase of shares by underwriters in connection with a public offering or by these certain investors with whom we have entered into purchase agreements. A group acting in concert includes persons seeking to combine or pool their voting power or other interests in common stock for a common purpose. Such a group does not include actions by the board of directors acting solely in their capacity as the Board.

Under this provision, shares of common stock, if any, owned in excess of 10% will not be entitled to vote on any matter or take other shareholder action. For purposes of determining the voting rights of other shareholders, these excess shares are essentially treated as no longer outstanding. As a result, where excess shares are present, other shareholders will realize a proportionate increase in their voting power, but this 10% voting restriction will not be applicable to other shareholders if their voting power increases above 10% as a result of application of this provision to another shareholder.

2. Classified Board of Directors. Our articles of incorporation provide for a classified board of directors of between 3 and 15 members, which number is fixed by the board of directors, divided into three classes serving for successive terms of three years each.

3. No Cumulative Voting. Cumulative voting entitles a shareholder to multiply the number of votes to which the shareholder is entitled by the number of directors to be elected, with the shareholder being able to cast all votes for a single nominee or distribute them among the nominees as the shareholder sees fit. The Pennsylvania Business Corporation Law provides that shareholders are entitled to cumulate their votes for the election of directors, unless a corporation’s articles of incorporation provide otherwise. Cumulative voting is specifically prohibited in the articles of incorporation.

4. Nominations for Directors and Shareholder Proposals. Our bylaws require that nominations for the election of directors made by shareholders (as opposed to those made by the board of directors) and any shareholder proposals for the agenda at any annual meeting generally must be made by notice (in writing) delivered or mailed to the Secretary not later than the 60th day nor earlier than the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the shareholder must be so received not earlier than the 90th day prior to the annual meeting and not later than the later of the 60th day prior to the annual meeting or the 15th day following the day on which public announcement of the date of the meeting is first made by ICC Holdings, Inc.

5. Mergers, Sale of Assets, Liquidation Approval. Our articles of incorporation provide that any merger, consolidation, sale of assets or similar transaction involving ICC Holdings, Inc. requires the affirmative vote of shareholders entitled to cast at least 80% of the votes which all shareholders are entitled to cast, unless the transaction is approved in advance by two-thirds of the members of the board of directors. If the transaction is approved in advance by two-thirds of the members of the Board, approval by the affirmative vote of a majority of the votes cast by holders of outstanding voting stock at a meeting at which a quorum was present would be required.

The articles of incorporation also provide that liquidation or dissolution of ICC Holdings, Inc. requires the affirmative vote of shareholders entitled to cast at least 80% of the votes that all shareholders are entitled to cast, unless such transaction is approved by two-thirds of the members of the board of directors.

6. Qualifications for Directors. Our articles of incorporation provide that, unless waived by the board of directors, a person must be a shareholder of ICC Holdings, Inc. for the lesser of one year or the time that has elapsed since the completion of the conversion, before he or she can be elected to the board of directors. This provision is designed to discourage non-shareholders who are interested in buying a controlling interest in ICC Holdings, Inc. for the purpose of having themselves elected to the Board, by requiring them to wait for such period before being eligible for election.

7. Mandatory Tender Offer by 25% Shareholder. Our articles of incorporation require any person or entity that acquires stock of ICC Holdings, Inc. with a combined voting power of 25% or more of the total voting power of outstanding capital stock, to offer to purchase, for cash, all outstanding shares of ICC Holdings, Inc.’s voting stock at a price equal to the highest price paid within the preceding twelve months by such person or entity for shares of the respective class or series of ICC Holdings, Inc. stock. In the event this person or entity did not purchase any shares of a particular class or series of stock within the preceding twelve months, the price per share for such class or series of ICC Holdings, Inc. stock would be the fair market value of such class or series of stock as of the date on which such person acquires 25% or more of the combined voting power of outstanding ICC Holdings, Inc. stock. This provision will not apply to any person or entity if two-thirds of the members of the board of directors approve such acquisition prior to such acquisition occurring. Our board of directors will approve the acquisition of shares of our common stock by the Clinton-Flood Purchasers, exempting them from this prohibition.

8. Prohibition of Shareholders’ Action Without a Meeting and of Shareholders’ Right to Call a Special Meeting. Our bylaws prohibit shareholder action without a meeting (i.e., the written consent procedure is prohibited) and prohibit shareholders from calling a special meeting. Therefore, in order for shareholders to take any action, it will require prior notice, a shareholders’ meeting and a vote of shareholders. Special meetings of shareholders can only be called by the chair of the board of directors, the Chief Executive Officer, or the board of directors.

9. Amendment of Articles of Incorporation. The Pennsylvania Business Corporation Law provides that the articles of incorporation of a Pennsylvania business corporation (such as ICC Holdings, Inc.) may be amended by the affirmative vote of a majority of the votes cast by all shareholders entitled to vote, except as otherwise provided by the corporation’s articles of incorporation. Our articles of incorporation provide that the following provisions of the articles can only be amended by an affirmative vote of shareholders entitled to cast at least 80% of all votes that shareholders are entitled to cast, or by an affirmative vote of 80% of the members of the board of directors and of shareholders entitled to cast at least a majority of all votes that shareholders are entitled to cast:

(i)	those establishing a classified board of directors;
(ii)	the prohibition on cumulative voting for directors;
(iii)	the prohibition on shareholders calling special meetings;
(iv)	the provision regarding the votes required to amend the articles of incorporation;

(v)	the provision that no shareholder shall have preemptive rights;
(vi)	the provisions that require 80% shareholder approval of certain actions;
(vii)	the prohibition on acquiring or voting more than 10% of the voting stock;
(viii)	the provision regarding the votes required to amend the bylaws; and
(ix)	the requirement of a 25% shareholder to purchase all remaining shareholders’ stock.

On other matters, the articles of incorporation can be amended by an affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon at a meeting at which a quorum is present.

10. Amendment of Bylaws. Generally, our articles of incorporation vest authority to make and amend the bylaws in the board of directors, acting by a vote of a majority of the entire board. In addition, except as described below, shareholders may amend the bylaws by an affirmative vote of a majority of the combined voting power of all of the then outstanding shares of the Corporation entitled to vote on such alteration, amendment, change, addition to, adoption or repeal of such provision of our bylaws. However, as provided our articles of incorporation, the holders of 80% of the outstanding voting stock shall be required to amend provisions related to our annual meetings of shareholders; advance notice provisions; special meetings of shareholders; written consent in lieu of meeting of shareholders; number, election, and term of directors; nominations of directors; vacancies of directors and removal of directors, unless such alteration, amendment, change, addition to, adoption or repeal of such provision of our bylaws was approved by our board of directors.

Pennsylvania Fiduciary Duty Provisions

The Pennsylvania Business Corporation Law provides that:

(a) the board of directors, committees of the board, and directors individually, can consider, in determining whether a certain action is in the best interests of the corporation:

(1) the effects of any action upon any or all groups affected by such action, including shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located;

(2) the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation;

(3) the resources, intent, and conduct (past, stated and potential) of any person seeking to acquire control of the corporation; and

(4) all other pertinent factors;

(b) the board of directors need not consider the interests of any particular group as dominant or controlling;

(c) directors, absent any breach of fiduciary duty, bad faith or self-dealing, are presumed to be acting in the best interests in the corporation, including with respect to actions relating to an acquisition or potential acquisition of control, and therefore they need not satisfy any greater obligation or higher burden of proof with respect to such actions;

(d) actions relating to acquisitions of control that are approved by a majority of disinterested directors are presumed to satisfy the directors’ fiduciary obligations unless it is proven by clear and convincing evidence that the directors did not assent to such action in good faith after reasonable investigation; and

(e) the fiduciary duty of directors is solely to the corporation and not its shareholders and may be enforced by the corporation or by a shareholder in a derivative action, but not by a shareholder directly.